UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated July 8, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: July 9, 2014

Exhibit 99.1

Director Ying Han Resigns from WuXi Board

SHANGHAI, July 8, 2014 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology, and medical device R&D services company with operations in China and the United States, today announced that Ying Han has stepped down from the WuXi Board of Directors for personal reasons.

Ms. Han has served on WuXi’s board since 2008. WuXi has begun a search for a new board member to complete Ms. Han’s term of office. The audit committee, of which Ms. Han was chairman, is comprised of Kian-Wee Seah and Xuesong (Jeff) Leng, who have served on WuXi’s board since 2005 and 2008, respectively.

“I am very grateful to have had the opportunity to serve on the board of a great company like WuXi since 2008,” Ms. Han said. “I have seen the tremendous growth and success of WuXi, and will continue to be a supporter of WuXi’s vision to enable anyone and any company to develop healthcare products to benefit patients.”

Dr. Ge Li, Chairman and CEO of WuXi PharmaTech, commented, “On behalf of the board, I want to thank Ying for her many years of excellent service as a WuXi board member. All of us at WuXi wish her the very best.”

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec.

For more information, please contact:

Ronald Aldridge

Director of Investor Relations

+1 (201) 585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Associate Director of Corporate Communications

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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